SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “PLDT teams up with Intel or IT networking solution”.	6

Exhibit 1

October 17, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT teams up with Intel for IT networking solution”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

October 17, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT teams up with Intel for IT networking solution”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 17, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “PLDT teams up with Intel for IT networking solution”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: October 17, 2007

Exhibit 1

PLDT press release

PLDT teams up with Intel for IT networking solution

MANILA, Philippines, October 17, 2007 – The Philippine Long Distance Telephone Co. has teamed up with Intel to offer businesses with a hassle-free, turn-key and cost-effective IT networking solution that can help increase profitability and competitiveness.

Called SNAP, or Simplified Networks on Auto Pilot, PLDT’s newest offering allows clients to have the latest PCs with helpdesk support, LAN and server solutions and broadband connectivity all for a fixed monthly fee.

It is ideal for companies in need of either a whole new IT network infrastructure or wishing to augment their current set-up.

Under the arrangement, Intel will power SNAP’s managed PCs and servers using the latest Intel processors and hardware components, thus ensuring best-of-breed IT solutions.

PLDT Corporate Business Group Head Eric R. Alberto said PLDT is honored to partner with Intel to help make SNAP a more formidable IT networking solution.

“SNAP helps local companies embrace IT in their respective businesses by addressing the common barriers to entry—financial, technical and human resource constraints. With SNAP they get the latest IT tools, technical support and broadband connectivity on a flat monthly fee arrangement. Now all forward-looking businesses can have the IT they need to be truly competitive.”

PLDT Corporate Business Solutions Head Nerissa S. Ramos added that SNAP effectively cuts through the complexity of setting up an IT network.

“We bring SNAP to our valued customers so that they can delegate all their IT worries to us, and allow themselves to focus more on what they do best…managing their core business,” said Ramos.

With PLDT’s robust and reliable nationwide telecommunications network and Intel’s cutting edge hardware and microprocessors, the two companies hope to help more businesses achieve efficiency and profitability.

XXX

Page 5 of 6

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Horace A. Lavides

PLDT Senior Manager

Tel. No.: +63 2 8168684

Email: halavides@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 17, 2007